
11007802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,500,000,000
0.875 per cent. Global Notes due 10 June 2014

Filed pursuant to Rule 3 of Regulation AD
Dated: 9 June 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,500,000,000 principal amount of 0.875 per cent. Global Notes due 10 June 2014 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 3 June 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated 3 June 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 28 April 2011, was filed under a report of the ADB dated 28 April 2011.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 3 June 2011, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 3 June 2011, with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Merrill Lynch International, UBS Limited, Bank of Montreal, London Branch, Credit Suisse Securities (Europe) Limited, HSBC Bank plc, J.P. Morgan Securities Ltd., Mizuho International plc, Morgan Stanley & Co. International plc, Nomura

International plc, RBC Capital Markets, LLC, SMBC Nikko Capital Markets Limited and TD Securities (USA) LLC (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,500,000,000 for an issue price of 99.767% of the principal amount less management and underwriting fees and selling concessions of 0.100% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 9 June 2011.

The Managers propose to offer all the Notes to the public at the public offering price of 99.767%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Daiwa Capital Markets Europe Limited	U.S.$337,500,000
Deutsche Bank AG, London Branch	337,500,000
Merrill Lynch International	337,500,000
UBS Limited	337,500,000
Bank of Montreal, London Branch	15,000,000
Credit Suisse Securities (Europe) Limited	15,000,000
HSBC Bank plc	15,000,000
J.P. Morgan Securities Ltd.	15,000,000
Mizuho International plc	15,000,000
Morgan Stanley & Co. International plc	15,000,000
Nomura International plc	15,000,000
RBC Capital Markets, LLC	15,000,000
SMBC Nikko Capital Markets Limited	15,000,000
TD Securities (USA) LLC	15,000,000
Total	U.S.$1,500,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.767%	0.100%	99.667%
Total	U.S.$1,496,505,000	U.S.$1,500,000	U.S.$1,495,005,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$58,000*
Fees/Expenses of Independent Accountants	$ 27,500*
Listing Fees (Luxembourg)	$ 5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 3 June 2011, previously filed under a report of the ADB dated 3 June 2011.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 3 June 2011, previously filed under a report of the ADB dated 3 June 2011.

(d) (i) Information Statement dated 28 April 2011, previously filed under a report of the ADB dated 28 April 2011.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

9 June 2011

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the terms agreement dated as of 3 June 2011 between the Asian Development Bank (the "ADB") and the Managers, in connection with the offering by ADB of U.S.$1,500,000,000 principal amount of 0.875 per cent. Global Notes due 10 June 2014 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 3 June 2011;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal

Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

(d) the letter of instruction dated 6 June 2011 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the Officer-in-Charge/Assistant General Counsel of ADB dated 9 June 2011 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By 
Wanda J. Olson, a Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$1,500,000,000
0.875 per cent. Global Notes due 10 June 2014

Filed pursuant to Rule 3 of Regulation AD
Dated: 9 June 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$1,500,000,000 principal amount of 0.875 per cent. Global Notes due 10 June 2014 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 3 June 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated 3 June 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 28 April 2011, was filed under a report of the ADB dated 28 April 2011.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 3 June 2011, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 3 June 2011, with Daiwa Capital Markets Europe Limited, Deutsche Bank AG, London Branch, Merrill Lynch International, UBS Limited, Bank of Montreal, London Branch, Credit Suisse Securities (Europe) Limited, HSBC Bank plc, J.P. Morgan Securities Ltd., Mizuho International plc, Morgan Stanley & Co. International plc, Nomura

International plc, RBC Capital Markets, LLC, SMBC Nikko Capital Markets Limited and TD Securities (USA) LLC (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$1,500,000,000 for an issue price of 99.767% of the principal amount less management and underwriting fees and selling concessions of 0.100% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 9 June 2011.

The Managers propose to offer all the Notes to the public at the public offering price of 99.767%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Daiwa Capital Markets Europe Limited	U.S.$337,500,000
Deutsche Bank AG, London Branch	337,500,000
Merrill Lynch International	337,500,000
UBS Limited	337,500,000
Bank of Montreal, London Branch	15,000,000
Credit Suisse Securities (Europe) Limited	15,000,000
HSBC Bank plc	15,000,000
J.P. Morgan Securities Ltd.	15,000,000
Mizuho International plc	15,000,000
Morgan Stanley & Co. International plc	15,000,000
Nomura International plc	15,000,000
RBC Capital Markets, LLC	15,000,000
SMBC Nikko Capital Markets Limited	15,000,000
TD Securities (USA) LLC	15,000,000
Total	U.S.$1,500,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.767%	0.100%	99.667%
Total	U.S.$1,496,505,000	U.S.$1,500,000	U.S.$1,495,005,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$58,000*
Fees/Expenses of Independent Accountants...........	$ 27,500*
Listing Fees (Luxembourg)	$ 5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 3 June 2011, previously filed under a report of the ADB dated 3 June 2011.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 3 June 2011, previously filed under a report of the ADB dated 3 June 2011.

(d) (i) Information Statement dated 28 April 2011, previously filed under a report of the ADB dated 28 April 2011.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

9 June 2011

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the terms agreement dated as of 3 June 2011 between the Asian Development Bank (the "ADB") and the Managers, in connection with the offering by ADB of U.S.$1,500,000,000 principal amount of 0.875 per cent. Global Notes due 10 June 2014 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 3 June 2011;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal

Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

(d) the letter of instruction dated 6 June 2011 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the Officer-in-Charge/Assistant General Counsel of ADB dated 9 June 2011 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson

Wanda J. Olson, a Partner

ADB

Asian Development Bank

9 June 2011

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of U.S.$1,500,000,000 0.875 per cent. Global Notes due 10 June 2014 under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,



KAZUKI FUKUNAGA
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org